UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Edward David Christopher Buttery
Taylor Maritime Investments Limited
Sarnia House
Le Truchot
St Peter Port
Guernsey
GY1 1GR
+44 1481 737600

With a copy to:

Ted Kamman
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 318-3140
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 11, 2022**
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** See “Explanatory Note” below.

1	NAMES OF REPORTING PERSONS
Good Falkirk (MI) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF, WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,925,023

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,925,023

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,925,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1) Based on 18,996,493 ordinary shares, no par value, outstanding as of October 7, 2022, based upon the representations by Grindrod Shipping Holdings Ltd. in the Implementation Agreement (as defined below).  On account of the Tender and Support Agreements (as defined and more fully described in Item 4 of this Amendment), the Reporting Person may be deemed to have shared indirect beneficial ownership of an additional 1,939,163 Shares beneficially owned by the Supporting Shareholders (as defined and described in Items 4 this Amendment). Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares (as defined in Item 4 of this Amendment) for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAMES OF REPORTING PERSONS
Taylor Maritime Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, AF, WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,925,023

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,925,023

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,925,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV, CO

(1) Based on 18,996,493 ordinary shares, no par value, outstanding as of October 7, 2022, based upon the representations by Grindrod Shipping Holdings Ltd. in the Implementation Agreement (as defined below).  On account of the Tender and Support Agreements (as defined and more fully described in Item 4 of this Amendment), the Reporting Person may be deemed to have shared indirect beneficial ownership of an additional 1,939,163 Shares beneficially owned by the Supporting Shareholders (as defined and described in Items 4 this Amendment). Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Subject Shares (as defined in Item 4 of this Amendment) for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2021 (as amended and supplemented, the “Schedule 13D”), is being filed on behalf of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor Maritime”), and Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of Taylor Maritime (“Good Falkirk” and, together with Taylor Maritime, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

The tender offer by the Offeror referred to in this Amendment has not commenced. This Amendment is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that Taylor Maritime and Good Falkirk will file, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Issuer will file, with the SEC, in the event that the tender offer is commenced. Any solicitation and offer to buy Ordinary Shares of the Issuer will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Taylor Maritime, Good Falkirk and/or a subsidiary or affiliate thereof will file with the SEC a Tender Offer Statement on Schedule TO and other necessary filings and in connection therewith the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings with the SEC. Any such Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and any such Solicitation/Recommendation Statement on Schedule 14d-9 will contain important information. Any holders of Ordinary Shares are urged to read these documents carefully if and when they become available because they will contain important information that holders of Ordinary Shares should consider before making any decision with respect to the tender offer. In the event that a tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the SEC’s website at www.sec.gov. In addition, holders of the Ordinary Shares may obtain free copies of the Tender Offer Statement and other offer documents that Taylor Maritime and/or Good Falkirk will file with the SEC by contacting the information agent for the tender offer that will be named in the Tender Offer Statement, and the Solicitation/Recommendation Statement and the other documents filed by the Issuer with the SEC will be made available free of charge at grinshipping.com/investorrelations.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to, and subject to the terms and conditions contained in the Tender and Support Agreements (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (defined in Item 4 below) by virtue of the execution of the Tender and Support Agreements by the Reporting Persons and certain shareholders of the Issuer.  No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Implementation Agreement or the execution of the Tender and Support Agreements.

The total amount of funds required by the Reporting Persons to consummate the Offer described in Item 4 below (the terms of which are hereby incorporated by reference) and to provide funding in connection with the Offer is up to approximately $306 million.  The Reporting Persons plan to finance the Offer through cash on hand and the proceeds of a senior debt facility with Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (publ) (collectively, the “Lending Banks”), pursuant to a facility agreement (the “Facility Agreement”), dated October 11, 2022, among, inter alia, Good Falkirk, Taylor Maritime, and the Lending Banks.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On October 12, 2022, Taylor Maritime and the Issuer jointly announced, through an offer announcement (the “Offer Announcement”), that they have entered into a transaction implementation agreement (the “Implementation Agreement”), dated October 11, 2022, among the Issuer (the “Company”), Taylor Maritime (the “Parent”) and Good Falkirk (the “Offeror”) providing for a voluntary conditional cash offer (the “Offer”) to be made by the Offeror for all the issued Ordinary Shares (the “Shares”) in the capital of the Company (other than Shares held by the Offeror and Shares held in treasury), in accordance with Regulations 14D and 14E under the Exchange Act and the Singapore Code on Take-overs and Mergers (the “Singapore Code”), subject to certain exemptions granted by the SEC and the SIC.

The following is a summary of certain provisions of the Implementation Agreement and the Tender and Support Agreements.  The summary of the Implementation Agreement and the Tender and Support Agreements in this Amendment, in each case, do not purport to be complete and are qualified in its entirety by reference to the full text of the Implementation Agreement and each Tender and Support Agreement, copies of which are attached hereto as Exhibits 99.6 through 99.8 and are incorporated by reference herein.

The Implementation Agreement and the Tender and Support Agreements have been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Company, Parent, the Supporting Shareholders or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Implementation Agreement and Tender and Support Agreements were made only for purposes of the Implementation Agreement and Tender and Support Agreements as of the specific dates therein, are solely for the benefit of the parties to the Implementation Agreement and Tender and Support Agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Implementation Agreement and Tender and Support Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Implementation Agreement and Tender and Support Agreements, which subsequent information may or may not be reflected in the Company’s or Parent’s public disclosures. The Implementation Agreement and Tender and Support Agreements should not be read alone, but should instead be read in conjunction with the other information regarding (a) the Parent, (b) the Offeror, (c) the Company, or (d) the Offer and other transactions contemplated by the Implementation Agreement, which information will be contained in or attached as an annex to the offer documents that the Parent and/or the Offeror will file, including a Tender Offer Statement on Schedule TO, and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file, in connection with the Offer and other transactions contemplated by the Implementation Agreement, as well as the other filings that the Parent, the Offeror and the Company will make with the SEC.

Implementation Agreement

Initial Expiration Time

The Implementation Agreement provides that the Parent shall use reasonable best efforts to commence the Offer on the 14th day, but no later than the 21st day, after the issuance of the Offer Announcement (such time, the “Commencement Time”). Unless the Offer is extended and subject to any subsequent offering period, the Offer shall initially expire at 11:59 p.m., New York City time, on the later of (A) the 20th business day following (and including the day of) the Commencement Time and (B) the 28th day following (and not including the day of) the Commencement Time (such initial date and time, the “Initial Expiration Time”).  Subject to the satisfaction (or to the extent permitted, waiver) of conditions to the Offer and upon the terms set forth in the Implementation Agreement, the Offeror will, and the Parent will cause the Offeror to, consummate the Offer, accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), to be paid in conjunction with a special dividend from the Company of $5.00 per Share (the “Special Dividend”), representing aggregate consideration to holders of Shares of $26 per Share.

Extension of the Offer

The Implementation Agreement provides that the Offeror will extend the Offer for any period required by any applicable rule and regulation of the SEC or the staff thereof, NASDAQ or the JSE, or by the Singapore Code, subject to any relevant rulings from the SIC (the “SIC Rulings”), and any relevant exemptive and no-action relief from the SEC (the “SEC No-Action Relief”).  Subject to each party’s termination rights under the Implementation Agreement and upon other terms therein, if as of any then-scheduled expiration date, any condition to the Offer is not satisfied and has not been waived (if permitted), the Offeror shall extend the Offer on one or more occasions in consecutive increments of no less than 5 business days and no more than 10 business days each (or such other period as the Parent and the Company may agree in writing), until such time as all conditions to the Offer are satisfied or waived; provided that the Offer shall not be extended to more than 60 days after the Commencement Time unless otherwise agreed by the Parent and the Company with the prior written consent of the SIC.

If, immediately before 11:59 p.m., New York City time, on a business day after the Initial Expiration Time (other than any business day immediately preceding the date when the commercial banks in Norway, Singapore or South Africa close), all conditions to the Offer would be satisfied or waived (if permitted), the Offer shall expires at 11:59 p.m., New York City time, on such date, regardless of whether the Offer may previously have been extended beyond such date and time, to the extent such is permitted by the SEC No-Action Relief.  For the purpose of the Implementation Agreement, the “Expiration Time” means the date and time at which the Offer expires and is not subsequently extended pursuant to and in accordance with the Implementation Agreement.

Subsequent Offering Period

Immediately following the Expiration Time, the Offeror shall irrevocably accept for payment (the time of such acceptance, the “Acceptance Time”) all Shares validly tendered and not withdrawn as of such Expiration Time, and start a subsequent offering period of at least 15 business days (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Exchange Act, the SEC No-Action Relief, the Singapore Code and the SIC Rulings (the “Subsequent Offering Period”). No withdrawal rights shall apply during the Subsequent Offering Period.

Termination of the Offer

The Implementation Agreement provides that the Parent and the Offeror shall not terminate or withdraw the Offer prior to the time the Offer expires (as may be extended), except in the event that the Implementation Agreement is terminated pursuant to its terms.  In the event of such termination, the Parent shall, to the extent permitted by the SIC, irrevocably and unconditionally terminate the Offer by no later than one business day after the termination of the Implementation Agreement, and promptly return and cause to be returned all tendered Shares to the registered holders thereof.

Treatment of Forfeitable Share Awards

At the Acceptance Time, the Company’s 2018 Forfeitable Share Plan shall be terminated and any portion of an outstanding award that is (i) unvested, or (ii) vested, but remains unsettled (the “Outstanding FSA”), shall become fully vested at the Acceptance Time by virtue of the Company’s compensation committee resolving to accelerate the vesting thereof. In respect of such Outstanding FSA:

•
if the consent of the relevant holder to the cancellation of all his or her Outstanding FSA so vested has been obtained, such holder shall be entitled, in consideration of such cancellation, to receive an amount in cash, without interest, equal to the Offer Price in respect of each Share which would have accrued on the Outstanding FSA held by such holder, using cash provided by the Offeror (each such payment, an “FSA Payment” and the aggregate of all such FSA Payments, the “Aggregate FSA Payment”);

•
if the consent of the relevant holder to the cancellation of all his or her Outstanding FSA so vested has not been obtained, such holder shall be entitled to be issued such number of Shares accruing to such Outstanding FSA, with such Shares to be delivered by the Company to such holder as promptly as practicable after the Acceptance Time (the “FSA Payment Issuance”); and

•
subject to the occurrence of the Acceptance Time, each holder of outstanding FSA shall receive payment of $5.00 (in lieu of the Special Dividend) (the “Special Dividend Equivalent Payment”) in respect of each Share which would have accrued on the Outstanding FSA held by such holder as at the Dividend Record Date (as defined below), using cash provided by the Company.

Following payment by the Offeror to the Company of an amount equivalent to the Aggregate FSA Payment, the Company will promptly issue to the Offeror such number of Shares obtained by dividing the Aggregate FSA Payment by the Offer Price.

Each FSA Payment and Special Dividend Equivalent Payment will be made by the Company no later than the first payroll date immediately following the Acceptance Time, and the Parent, the Offeror and the Company shall be entitled to deduct or withhold from each such FSA Payment or Dividend Equivalent Payment, any amounts required to be deducted or withheld under applicable tax laws.

Representations and Warranties

The Implementation Agreement contains representations and warranties of the Company, subject to certain exceptions in the Implementation Agreement, in the Company disclosure letter delivered in connection with the Implementation Agreement and in the Company’s public filings, as to, among other things:

•	organization and power to do business;

•	capitalization;

•	corporate power and authority, including relating to the execution, delivery and performance of the Implementation Agreement;

•	consents and approvals relating to the execution, delivery and performance of the Implementation Agreement and the absence of certain violations;

•	the forms, documents and reports required to be filed or furnished with the SEC,

compliance of the financial statements of the Company included in such documents,

the establishment and maintenance of certain disclosure controls and procedures and internal control over financial reporting,

allegations, assertions or claims regarding the Company’s accounting practices and compliance with applicable listing and corporate governance rules and regulations of NASDAQ and the JSE;

•	the accuracy of the information supplied for the purposes of the offer documents;

•	the absence of certain liabilities;

•	the absence of certain changes or events;

•	the absence of certain actions, proceedings or orders;

•	compliance with applicable laws, the provisions of anti-bribery and anti-corruption laws, and export and sanctions regulations;

•	material contracts;

•	tax returns and other tax matters;

•	real and personal property matters, including vessel owned by the Company or its subsidiaries;

•	employee benefit plans and other matters concerning employees;

•	intellectual property;

•	insurance policies;

•	related-party arrangements;

•	certain representations relating to Regulation S under the Securities Act; and

•	brokers’ fees.

The Implementation Agreement also contains representations and warranties of the Parent and the Offeror, subject to certain exceptions in the Implementation Agreement, as to, among other things:

•	organization and power to do business;

•	corporate power and authority relating to the execution, delivery and performance of the Implementation Agreement;

•
confirmation of sufficient financial resources or committed financing facilities to undertake and complete the Offer, to satisfy full acceptance of the Offer, the Aggregate FSA Payment and related fees and expenses in connection with the Offer; and

•	certain representations relating to Regulation S under the Securities Act.

The representations and warranties in the Implementation Agreement will not survive the Acceptance Time.

Efforts to Consummate the Offer

The Company, the Parent and the Offeror have agreed to each use its reasonable best efforts to promptly cause to be taken all actions, and to cause to be done all things necessary, proper or advisable to consummate and make effective the Offer and the other transactions contemplated by the Implementation Agreement as soon as practicable, including, among others, to:

(1)
take such actions (if any) as may be required to cause the expiration of the notice or suspension periods or to obtain approvals under the applicable competition laws and other applicable laws with respect to such transactions as promptly as practicable after the execution of the Implementation Agreement,

(2)	cause the satisfaction of the conditions to the Offer,

(3)	defend and seek to prevent lawsuits or other legal proceedings, whether judicial or administrative, challenging or affecting the Implementation Agreement or the transactions contemplated thereby;

(4)	make registrations, filings, notifications or submissions which are necessary or required with respect to the Implementation Agreement and transactions contemplated thereby,

(5)
refrain from taking certain actions that would reasonably be expected to result in any delay in obtaining, or the failure to obtain, any regulatory or other approvals required in connection with the transactions contemplated the Implementation Agreement, or which would otherwise reasonably be expected to prevent or delay the consummation of the Offer,

(6)
obtain from governmental entities and third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by the Company, the Parent, or the Offeror or any of their respective subsidiaries in connection with the authorization, execution, delivery and performance of the Implementation Agreement and the completion of the transactions contemplated thereby, and

(7)	take all reasonable steps as may be necessary to obtain such consents and approvals.

However, the Parent, the Offeror or any of their respective affiliates shall not be required to sell, to license, to hold separate or dispose of, or otherwise to change the assets or business of the Parent or any of its affiliates or the Company or any of its affiliates, if such action would, or would reasonably be expected to:

(x) have a material adverse effect on the assets, financial condition, or results of operations of the Parent and its subsidiaries (including, for these purposes, the Company and its subsidiaries) taken as a whole (after giving effect to the Acceptance Time), or

(y) require Parent, its subsidiaries or the Company or its subsidiaries to take any steps or actions that may be materially impracticable or that would violate, or cause any of them not to comply with, their continuing regulatory obligations (including those of the UK Listing Rules of the Financial Conduct Authority of the United Kingdom (the “FCA”)).

The Implementation Agreement also provides that the parties shall cooperate and consult with each other with respect to communications, notices, submissions, or filings with governmental entities in connection with the Implementation Agreement.

No Solicitation by the Company

Unless otherwise permitted under the Implementation Agreement, the Company and its subsidiaries are prohibited from taking any of the following actions, and are required to direct their representatives not to take any of the following actions until the Acceptance Time or, if earlier, the termination of the Implementation Agreement in accordance with its terms:

•
soliciting any inquiries, proposals or offers with respect to or that would reasonably be expected to lead to a Company Acquisition Proposal or engage in any discussions or negotiations with respect thereto;

•	approve, or recommend, or publicly propose to approve, or recommend, any Company Acquisition Proposal;

•	effectuate a Company Change of Board Recommendation;

•
enter into any implementation agreement, merger agreement, acquisition agreement, letter of intent or other similar agreement providing for any Company Acquisition Proposal (other than certain confidentiality agreements), or

•	resolve or agree to do any of the foregoing.

As further provided in the Implementation Agreement, a “Company Acquisition Proposal” is a proposal or offer made by any third party for

(a)	a scheme of arrangement, business combination, amalgamation or other similar transaction involving acquisition of more than 50% of the issued Shares (other than Shares held in treasury),

(b)
a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company or its subsidiaries representing more than 50% of the consolidated assets of the Company and its subsidiaries,

(c)
an issuance or sale (including by way of scheme of arrangement, business combination, amalgamation or otherwise) of equity interests representing more than 50% of the issued Shares (other than Shares held in treasury),

(d)	a tender offer or exchange offer involving acquisition of 50% of the issued Shares (other than Shares held in treasury), or

(e)	any combination of the foregoing (in each case, other than the Offer).

Notwithstanding the non-solicitation provisions described above, the Company may take certain actions if it receives a written Company Acquisition Proposal from a third party that the board of directors of the Company (the “Company Board”) determines is or could reasonably be expected to lead to a Superior Company Proposal.  “Superior Company Proposal” is a bona fide written Company Acquisition Proposal, made by a third party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with the Company’s financial advisors and outside legal counsel), taking into account such legal, financial and regulatory aspects of the Company Acquisition Proposal as the Company Board considers in good faith to be appropriate (including financing, regulatory or other consents and approvals, breakup or termination fee and deposit provisions and the conditionality, timing and likelihood of consummation of, and the party making, such proposals), would reasonably be expected to result in a transaction that is more favorable from a financial point of view to the holders of the Shares than the transactions contemplated by the Implementation Agreement, taking into account all financial terms and conditions of such transaction.

If at any time prior to the Acceptance Time, the Company

(1)
receives a written Company Acquisition Proposal which was made or renewed on or after the date of the Implementation Agreement and did not result from its breach in any material respect of the non-solicitation provisions therein, and

(2)	the Company Board determines in good faith, after consultation with outside counsel and/or its financial advisor in accordance with the Implementation Agreement,

(A)	that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal and

(B)	the failure to take the following actions would be inconsistent with the directors’ duties under applicable law,

the Company may furnish non-public information to the third party making such Company Acquisition Proposal (subject to receiving from the third party an executed confidentiality agreement), and engage in discussions or negotiations with such third party with respect to Company Acquisition Proposal.

Company Board Recommendation; Company Board Recommendation Change

Except as expressly permitted by the Implementation Agreement, the Company Board may not:

•
withdraw or modify (or publicly propose to withdraw or modify), in each case in a manner adverse to the Parent, the approval by the Company Board of the Implementation Agreement and the transactions contemplated thereunder, and the recommendation of the Company Board that the Company’s stockholders tender their Shares to the Offeror pursuant to the Offer (the “Company Recommendation”);

•	publicly recommend the approval or adoption of, or publicly proposes to recommend, approve or adopt any Company Acquisition Proposal;

•	fail to include the Company Recommendation in the Schedule 14D-9, or to permit the inclusion of the Company Recommendation in the Offer Announcement or the Offer; or

•	fail to publicly reaffirm the Company Recommendation within 10 business days after Parent so requests in writing following any public disclosure of a Company Acquisition Proposal.

The actions described in the bullet points above are referred to hereafter as a “Company Change of Board Recommendation”.

However, prior to the Acceptance Time, if the Company receives a written, bona fide Company Acquisition Proposal that the Company Board concludes in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Company Proposal and such Company Acquisition Proposal did not result from a material breach by the Company of the provisions of the Implementation Agreement, the Company Board may effect a Company Change of Recommendation and/or terminate the Implementation Agreement, provided that:

•
The Company must have given Parent at least five business days’ prior written notice that it intends to make a Company Change of Recommendation and/or terminate the Implementation Agreement, which notice must specify material terms and conditions of such Superior Company Proposal;

•
after providing such notice and prior to making a Change of Recommendation and/or terminating the Implementation Agreement, the Company must have negotiated in good faith with the Parent and the Offeror (to the extent the Parent requests) during the five-business day notice period to make adjustments or amendments to the Implementation Agreement as would obviate the need for the Company to effect a Company Change of Recommendation and/or terminate the Implementation Agreement; and

•
at the end of the five-business day notice period, the Company Board must have determined in good faith, after consultation with their outside legal counsel, taking into account any changes to the Implementation Agreement proposed in writing by Parent, that the failure of the Company Board to make a Company Change of Recommendation would continue to be reasonably likely to be inconsistent with its fiduciary obligations under applicable law.

Any material change to the terms of the Superior Company Proposal requires the Company to deliver a written notice to the Parent and to comply with the requirements in the bullets above, provided, that subsequent to the initial notice period, the notice period will only be three business days instead of five business days.

The Implementation Agreement does not prohibit the Company or the Company Board from

•	taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders),

•	upon advice of legal counsel, complying with its fiduciary obligations under applicable law,

•
making any “stop-look-and-listen” communication to shareholders of the Company pursuant to Rule 14d-9(f) and 14e-2(a) under the Exchange Act; provided that such statement shall not constitute a Company Change of Board Recommendation; or

•
taking certain action that is required on the part of the Company or the Company Board under the provisions of Rule 9.2 of the Singapore Code by the SIC, provide that such proposed action did not result from a solicitation by the Company in violation of the provisions of the Implementation Agreement.

Employee Benefit Matters

During the period commencing on the Acceptance Time and ending on the first anniversary thereof, the Company shall, and the Parent shall cause the Company to maintain the Company’s current employee benefit plans and collective bargaining agreements as disclosed to the Parent and subject to the terms in the Implementation Agreement.  For the one-year period following the Acceptance Time, the Company shall, and Parent shall cause the Company to, provide each continuing employee of the Company and its subsidiaries with

(1)
a base salary or wage rate and cash incentive compensation opportunities (subject to certain exceptions), that, in each case, is not less than the base salary or wage rate and cash incentive compensation opportunities available to the applicable continuing employee as of immediately prior to the Acceptance Time;

(2)
retirement and health and welfare benefits (excluding severance, post-employment welfare and defined benefit pension benefits or transaction-based or other one-time payments), that are substantially comparable in the aggregate to those provided to the applicable continuing employee immediately before the Acceptance Time; and

(3)	severance and related benefits under the severance plan of the Company or its subsidiaries in existence as at the date of the Implementation Agreement, or a substantially similar plan.

For the purpose of vesting, eligibility to participate and for calculating severance and vacation entitlements under any employee benefit plans maintained by Parent and its subsidiaries (each, a “New Plans”), each continuing employee shall be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors, to the same extent under the analogous Company benefit plan immediately prior to the Acceptance time.  Each continuing employee shall be eligible to participate in all New Plans with coverage comparable to that of the benefit plans such employee participated in immediately prior to the Acceptance Time (such plans, collectively, the “Old Plans”) and Parent shall use its commercially reasonable efforts to waive all eligibility waiting periods.  The foregoing provisions shall not apply to the extent that their application would result in a duplication of benefits.

In addition, with respect to New Plans providing medical, dental, pharmaceutical or vision benefits, Parent shall use commercially reasonable efforts to cause such Plans to

•	waive all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements to the extent waived under the comparable Old Plans, and

•
for purposes of applying deductible, coinsurance and out-of-pocket maximums under such New Plan, to recognize for any continuing employee and his or her covered dependents any eligible expenses incurred during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins.

The Company will pay, and after the Acceptance Time, the Company will, and Parent will cause the Company to, pay, to holders of the awards granted under the Company’s annual cash bonus programs (the “Company Bonus Award”) in respect of calendar year 2022, determined based on actual individual performance and the time of employment with the Company of such holder during the calendar year 2022, and subject to other terms and conditions in the Implementation Agreement and of the Company Bonus Award of such holder.

Indemnification and Insurance

For a period of six years from and after the Acceptance Time, Parent is required, unless otherwise prohibited by applicable law, to cause the Company to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company and its subsidiaries (collectively, the “Covered Persons”) arising out of acts or omissions in their capacity as directors or officers of the Company or its respective subsidiaries occurring at or prior to the Acceptance Time, to the same extent such person is indemnified by the Company and its respective subsidiaries as of the date of the Implementation Agreement pursuant to (x) the indemnification, expense advancement and exculpation provisions in the organizational documents of the Company or its respective subsidiaries, and (y) the indemnification agreements with such Covered Person and made available to Parent (the “Existing Indemnification Agreements”), in each case subject to the limitations under the applicable law. In addition, the Company shall, and Parent shall cause the Company to, advance expenses (including reasonable legal fees and expenses) as incurred in the defense of the proceeding or investigation with respect to the matters subject to indemnification under the Implementation Agreement, provided that any Covered Person to whom expenses are advanced provides an undertaking to repay the advances if it is ultimately determined by final non-applicable adjudication that such Covered Person is not entitled to indemnification.

During the six-year period starting from the Acceptance Time, the constitution of the Company and the equivalent governing documents of the Company’s subsidiaries shall contain provisions no less favorable to the Covered Persons with respect to indemnification, exculpation from liabilities and rights to advancement of expenses for periods at or prior to the Acceptance Time than those currently set forth in the governing documents of the Company and its subsidiaries.  Following the Acceptance Time, the Existing Indemnification Agreements shall be assumed by the Company and shall continue in full force and effect in accordance with their terms.

In addition, for a period of six years from and after the Acceptance Time, the Company must, and Parent must cause the Company to, maintain an insurance and indemnification policy providing coverage for the Company’s and its subsidiaries’ directors and officers with respect to events that occurred at or prior to the Acceptance Time (the “D&O Insurance”), with coverage that is at least as favorable as the coverage provided under the Company’s existing policies or, if substantially equivalent coverage is unavailable, the best available coverage. In no event will the Parent or the Company be required to expend for the D&O Insurance pursuant to the foregoing an annual premium amount in excess of 300% of the last annual premium paid by the Company for such insurance and, if the annual premium of such insurance coverage exceeds such maximum amount, the Company will obtain a policy with the greatest coverage available for such maximum amount.

Special Dividend

The Implementation Agreement provides that, promptly following satisfaction of both the Regulatory Condition (as defined below) and the Investment Policy Amendment Condition (as defined below), and absent any order issued by any court of competent jurisdiction restraining or otherwise prohibiting the consummation of the Offer, the Company Board will, following consultation with Parent, declare and set a record date for the Special Dividend (such record date, the “Dividend Record Date”), as close as practically possible to a scheduled Expiration Time occurring thereafter, subject to the applicable rules of NASDAQ and the JSE and under the Exchange Act. On or prior to the scheduled Expiration Time at which all of the conditions to Offer are reasonably likely to be satisfied (or, if permitted, waived) and after which the Acceptance Time is reasonably likely to occur, the Company shall declare the Special Dividend of $5.00 per Share to holders of record of outstanding Shares as of the Dividend Record Date, and remit the funds to the applicable transfer agents to pay the Special Dividend to such holders. The payment and distribution of the funds for the payment of the Special Dividend shall be subject to the Company providing the transfer agents with irrevocable instructions with respect to the payment and distribution of the Special Dividend, which shall occur immediately prior to any Expiration Time for the Offer when the conditions to the Offer shall have been satisfied (or, if permitted, waived), other than (a) the declaration of the Special Dividend, (b) the remittance of funds to the transfer agents, and (c) the irrevocable instruction to the transfer agents to pay and distribute the funds as described in this paragraph ((a), (b) or (c) are collectively hereafter referred to as the “Irrevocable Instruction Condition”).

Parent Shareholder Meeting

Parent shall duly call, give notice of, convene, and hold a meeting of its shareholders (together with any adjournments or postponements thereof, the “Parent Shareholder Meeting”) for the purpose of seeking the required vote or consent to approve amendments to Parent’s published investment policy (or the adoption of a new investment policy), in either case, which shall permit the Parent (whether directly or through the Offeror) to consummate the transactions contemplated by the Implementation Agreement (the “Investment Policy Amendment”).  In connection the Parent Shareholder Meeting, Parent shall mail a circular containing a notice of general meeting convening the Parent Shareholder Meeting, which shall include the approval by the board of directors of Parent (the “Parent Board”) of the Implementation Agreement and the transactions contemplated thereunder, and the recommendation of the Parent Board that the Parent’s shareholders approve the Investment Policy Amendment.  The requirement to obtain such votes from the Parent’s shareholders to approve the Investment Policy Amendment is hereafter referred to as the “Investment Policy Amendment Condition”.

Parent shall use reasonable best efforts to: (a) solicit from the Parent shareholders proxies in favor of the approval of the Investment Policy Amendment; and (b) take all other actions necessary or advisable to secure the vote or consent of the Parent’s shareholders required by the FCA and applicable law to obtain such approval.

Other Covenants

The Implementation Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to certain other employee matters, cooperation in the preparation of public filings, public announcements, access to information, and confidentiality obligations.

Certain Conditions to the Offer

Notwithstanding any other terms of the Offer, Parent is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any Shares that are validly tendered in the Offer and not validly withdrawn prior to the Expiration Time in the event that, immediately prior to the applicable Expiration Time:

(A)
if the Offeror has not received, by the close of the Offer, Shares validly tendered and not validly withdrawn of such number which, together with Shares acquired before (or, with the approval of the Company, during) the Offer (and including any Shares issued to the Offeror pursuant to the FSA Payment Issuance) will result in the Offeror and persons acting in concert with it holding more than 50% of the voting rights attributable to the aggregate of (x) all the Shares in issue (other than Shares held in treasury) and (y) the number of Shares that would result from the valid vesting and settlement in full of the Company Forfeitable Shares (the “Minimum Condition”); or

(B)	any of the following shall have occurred since the date of the Implementation Agreement and continue to exist:

(1)	the Parent shall not have satisfied the Investment Policy Amendment Condition;

(2)	the Irrevocable Instruction Condition relating to the Special Dividend shall not have been satisfied;

(3)
(a) all applicable suspension periods (including any extensions thereof) relating to the Offer under the Competition Act, No. 89 of 1998 (as amended) shall not have expired or lapsed and (b) the South African Competition Commission’s approval relating to the Offer shall not have been obtained (the “Regulatory Condition”);

(4)	the Implementation Agreement shall have been terminated in accordance with its terms (the “Termination Condition”);

(5)	since the date of the Implementation Agreement, any of the following shall have occurred:

(a)
a material adverse change in the assets, financial condition, profits or results of operation of the Company and its subsidiaries, taken as a whole (excluding, for avoidance of doubt, the impact of the Special Dividend and certain other dividends permitted under the Implementation Agreement);

(b)
any litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against the Company or any of its subsidiaries which would or would reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company and its subsidiaries, taken as a whole; and/or

(c)
the discovery by Parent that any financial, business, or other information concerning the Company and its subsidiaries, publicly disclosed by the Company or any of its Subsidiaries in a filing with the SEC or the JSE within the 3 years preceding the date of this Implementation Agreement was materially misleading, contained a material misrepresentation of fact, or omitted to state a fact necessary to make the information not misleading, in each case, as at the time of such public disclosure and which in any case is materially adverse to the assets, financial condition or results of operations of Company and its subsidiaries taken as a whole;

in the case of each of (5)(a), (5)(b), and (5)(c) above, having the effect of causing, or being reasonably likely to cause, a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company and its subsidiaries, taken as a whole, as reflected in the latest publicly disclosed consolidated balance sheet, by more than 20% as compared to the same value in the publicly disclosed consolidated balance sheet as of 30 June 2022 of the Company and its subsidiaries;

(6)
any representation and warranty of the Company in the Implementation Agreement not being true and correct as of the date of the Implementation Agreement and immediately prior to the Expiration Time, as though made on and as of such time (except to the extent such representation or warranty is expressly made as of a specific date or time, in which case as of such date or time), except where the failure to be so true and correct would not have or reasonably be expected to have a material adverse effect on the assets, financial condition or results of operation of the Company and its subsidiaries, taken as a whole, and having the effect of causing a diminution of the consolidated net asset value (excluding intangible assets and interests in joint ventures) of the Company and its subsidiaries by more than 20% as compared to the same value in the publicly disclosed consolidated balance sheet as of 30 June 2022 of the Company and its subsidiaries; or

(C)	as further provided in Annex B to the Implementation Agreement, certain other occurrences shall have arisen and continue to exist, including:

(1)
certain prohibited actions by the Company concerning its equity or debt securities, including, other than otherwise permitted under the Implementation Agreement, declaration or payment of dividends or other forms of distribution to its shareholders,

(2)	any governmental order issued by any court of competent jurisdiction restraining, enjoining, preventing or otherwise prohibiting the consummation of the Offer,

(3)
any criminal investigation and/or proceeding that would, or is reasonably likely to, have a material adverse effect on the assets, financial condition or results of operation of the Company and its subsidiaries taken as a whole,

(4)
the winding up of, appointment of a liquidator or similar officer of, the Company or certain major subsidiaries of the Company, entering into any arrangement or general assignment or composition for the benefit of its creditors by the Company or such subsidiaries, and

(5)	all or substantially all of the Company group ceasing to carry on business in the ordinary and usual course.

Pursuant to the Implementation Agreement, each of the Parent and the Offeror reserved the right (but is not obligated) at any time, and from time to time, in its sole discretion to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of the Company, Purchaser may not:

•	amend or waive the Minimum Condition, the Termination Condition, the Regulatory Condition and Termination Condition;

•	reduce the number of Shares sought to be purchased in the Offer;

•	unless otherwise permitted in the Implementation Agreement, decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	add to conditions to the Offer;

•	extend the Offer in any manner other than in accordance with the terms of the Implementation Agreement; or

•	amend or modify any of the conditions to the Offer in a manner that is adverse to the Company or the holders of Shares or in a manner not permitted by the Singapore Code.

Termination

The Implementation Agreement may be terminated and the transactions contemplated thereby may be abandoned in the following circumstances at any time prior to the Acceptance Time, in each case, after consultation with, or approval of the SIC, as and to the extent required under the Singapore Code:

•	by the mutual written consent of the Company and Parent;

•
by either the Company or Parent, if the Acceptance Time has not occurred on or before 11:59 p.m. New York City time on January 13, 2023 (the “Outside Date”); provided that the right to terminate the Implementation Agreement pursuant to the termination provision referred to in this bullet point will not be available to a party if the failure of the Offer to have been completed on or before the Outside Date was primarily caused by the failure of such party to perform any of its obligations under the Implementation Agreement;

•
by either the Company or Parent, if an order issued prior to the Acceptance Time by a court of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer and, in each case has become final and non-appealable, subject to the condition that the party seeking to terminate the Implementation Agreement pursuant to this provision shall have satisfied its obligations to obtain consents and approval for, and defend and seek to prevent any proceeding prohibiting, the consummation of the Offer or the other transactions contemplated by the Implementation Agreement;

•
by Parent or the Offeror, at any time prior to the Acceptance Time, if (x) the Company Board or any committee thereof shall have effected a Company Change of Board Recommendation, or (y) the Company shall have entered into a definitive acquisition agreement with respect to a Company Acquisition Proposal;

•
by the Company, at any time prior to the Acceptance Time, in order to, immediately following or concurrently with such termination, enter into a definitive agreement with respect to a Superior Company Proposal, in accordance with and in compliance with the non-solicitation provisions of the Implementation Agreement;

•
by either Parent or the Company, if there has been a material breach by the other party of its representations, warranties or covenants contained in the Implementation Agreement such that any condition to the Offer is not reasonably capable of being satisfied while such breach is continuing, and such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or 30 days from the date of delivery of a written notice of the breach by the non-breaching party to the breaching party; provided, that any party shall not be permitted to terminate the Implementation Agreement pursuant to this provision if there has been any material breach by such party of its obligations under the Implementation Agreement;

•
by Parent or the Company, if the Offer shall have expired or been terminated in a circumstance in which all conditions to the Offer are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the maximum 35 business day extension period permitted under the Implementation Agreement, or the Expiration Time shall not have occurred 60 calendar days after the Commencement Time, unless otherwise agreed by the Parent and the Company with the prior written consent of the SIC; or

•
by Parent or the Company, if the Investment Policy Amendment has been submitted to the Parent shareholders for approval at a duly convened Parent Shareholder Meeting and the required vote or consent from the Parent’s shareholders shall not have been obtained at such meeting (unless such Parent Shareholder Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof).

If the Implementation Agreement is terminated pursuant to its terms, the Implementation Agreement will become void and of no effect without liability or obligation of Parent or the Company (or their respective subsidiaries, affiliates, officers or directors); provided that none of Parent or the Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of the Implementation Agreement, and that certain provisions of the Implementation Agreement shall survive the termination of the Implementation Agreement.

Expenses

Except as otherwise expressly provided in the Implementation Agreement, all expenses incurred by the parties thereto shall be borne solely and entirely by the party that has incurred the same, whether or not the Offer is consummated.

Amendment and Modification

Subject to the provisions of applicable law, at any time prior to the Expiration Time, the Implementation Agreement may be amended or waived, and the time for performance of obligations thereunder may be extended, if the amendment, waiver or extension is in writing and signed, in the case of an amendment, by Parent, the Offeror and the Company, or in the case of a waiver or extension, by the party or parties against whom the waiver or extension is to be effective.  Notwithstanding the foregoing, until the end of the Subsequent Offering Period, (1) any termination of the Implementation Agreement by the Company (2) any waiver of compliance, breach or extension of time for performance by Parent, and (3) any amendment to the Implementation Agreement shall require, in addition to the consent of Parent, the consent of the Company Board and of a majority of the continuing independent directors who remain to be members of the Company Board from the date of the Implementation Agreement until the time of such consent.

Governing Law

The Implementation Agreement is governed by Delaware law.

Specific Enforcement

The parties have agreed that irreparable damage would occur if any of the provisions of the Implementation Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such non-performance or breach. Accordingly, the parties have agreed that, subject to certain requirements and limitations as set forth in the Implementation Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Implementation Agreement and to enforce specifically the terms and provisions of the Implementation Agreement, without proof of adequacy of any remedy at law or otherwise, and in addition to any other remedy at law or in equity.

Tender and Support Agreement

In connection with entering into the Implementation Agreement, each of Grindrod Investments Proprietary Limited (“Grindrod Investments”) and Michael Hankinson (each, a “Supporting Shareholder”) has executed a tender and support agreement with the Parent and the Offeror (collectively the “Tender and Support Agreements”), under which each Supporting Shareholder has agreed to accept the Offer.

Pursuant to the Tender and Support Agreements, each Supporting Shareholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Shareholder beneficially owned as of the date of the Tender and Support Agreements and any Shares acquired thereafter through the Expiration Date (as defined in the Tender and Support Agreements) (collectively, the “Subject Shares”), subject to the conditions and limitations set forth in the Tender and Support Agreements.  Pursuant to the Tender and Support Agreements and until the Expiration Date, the Supporting Shareholders also have agreed, among other things, to refrain from voting the Subject Shares in favor of or not against certain alternative acquisition proposals, as more fully described in the Tender and Support Agreements.

In the Tender and Support Agreement with Grindrod Investments, the Parent and the Offeror have agreed that an injunction is the sole and exclusive remedy for breach of this Tender and Support Agreement by Grindrod Investments.

Based upon information provided by the Company and the Supporting Shareholders, the Supporting Shareholders beneficially own, in the aggregate, 1,939,163 Shares as of October 11, 2022.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information contained in lines 7 to 11 and 13 of the cover pages of this Amendment is incorporated herein by reference.

The information set forth under Item 4 of this Amendment is incorporated herein by reference.  Based upon information provided by the Company and the Supporting Shareholders, as of October 11, 2022, the Supporting Shareholders own, in the aggregate, 1,939,163 Shares.  The Reporting Persons are not entitled to any rights as a shareholder of the Company as to the Subject Shares.  For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Tender and Support Agreements, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, such Shares beneficially owned by the Supporting Shareholders as described in Item 4 of this Amendment.

The 1,939,163 Shares over which the Reporting Persons may be deemed to have shared voting and dispositive power constitute approximately 10.21% of the Shares outstanding, based on 18,996,493 Shares outstanding as of October 7, 2022 (as represented by the Company in the Implementation Agreement).

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner, for purposes of Section 13(d) of the Exchange Act or for any other purpose, of any Shares beneficially owned by the Supporting Shareholders, and the Reporting Persons expressly disclaim beneficial ownership of such Shares.

(c) Except for the transactions described elsewhere in this Schedule 13D, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth on Appendix A-1 or Appendix A-2, as amended, has engaged in any transaction since during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 3 and Item 4 of this Amendment is incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.6
Implementation Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk (MI) Limited, and Grindrod Shipping Holdings Ltd. (incorporated by reference to Exhibit 99.3 to the Form 6-K furnished by Grindrod Shipping Holdings Ltd. on October 12, 2022).

Exhibit 99.7	Tender and Support Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk (MI) Limited and Grindrod Investments Proprietary Limited.

Exhibit 99.8	Tender and Support Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk (MI) Limited and Michael Hankinson.

Exhibit 99.9
Facility Agreement, dated October 11, 2022, among, inter alia, Good Falkirk (MI) Limited, Taylor Maritime Investments Limited, Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (publ), Singapore Branch.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  October 12, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

By: /s/ Ed Buttery
Name: Ed Buttery
Title: Director

GOOD FALKIRK (MI) LIMITED

By: /s/ Alexander William Wolf Slee
Name: Alexander William Wolf Slee
Title: Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited